PHOTOCHANNEL NETWORKS, INC. (THE "COMPANY")

ACKNOWLEDGEMENT

The undersigned acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "SEC") from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DATED this 14th day of December, 2006.

PHOTOCHANNEL NETWORKS, INC.

Per:     /s/ John Robert Chisholm
           John Robert Chisholm
           Chief Financial Officer